Exhibit 99.2

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2013
PREPARED AS OF SEPTEMBER 27, 2013

INTRODUCTION

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations for the three months ended July 31, 2013 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the fiscal years ending October 31, 2012 which are prepared in accordance with International Financial Reporting Standards (IFRS). All financial analysis, data and information set out in this MD&A are unaudited. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward looking information within the meaning of applicable Canadian securities legislation (“forward looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potential future events or performance are not statements of historical fact, but are “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers, etc. A variety of inherent risks, uncertainties and factors, many of which are beyond the Company’s control, affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Reference should also be made to the Company’s Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of risk factors.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2013
PREPARED AS OF SEPTEMBER 27, 2013
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

TABLE OF CONTENTS:

1.	Background
2.	Recap of quarter ending July 31, 2013
3.	Results of Operations and Financial Positions (Alternative Presentation)
4.	Going Concern
5.	Select Financial Information and Disclosures
	a.	Financial Position at July 31, 2013
	b.	Discussion of Operating Results
	c.	Unaudited Quarterly Financial Information - Summary
6.	Liquidity and Capital Resources
7.	Risks and Uncertainties Overview
8.	Critical Accounting Policies
9.	Financial Instruments
10.	Commitments and Contingencies
11.	Disclosure Controls/Internal Controls
12.	Off Balance Sheet Arrangements
13.	Transactions with Related Parties
14.	Share Capital
15.	Management and Board of Directors
16.	Subsequent Events

Refer also to attached Tables 1-4 as supplementary information.

.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2013
PREPARED AS OF SEPTEMBER 27, 2013

1. BACKGROUND

Micromem Technologies Inc. (“Micromem” or “the Company”) is a company that has developed customized applications and solutions for large international corporations based on its proprietary magnetic sensor technology. It continues to pursue commercial sales and licensing opportunities with these entities, primarily through its wholly-owned subsidiary, Micromem Applied Sensor Technologies Inc. (“MAST”).

The Company began operations in 1999. In 2008-09 it decided to deemphasize and no longer pursue the memory technology that it has been developing over the previous decade. At that time, it began to actively pursue development projects utilizing its sensor based technologies. Initially, it developed, at its own expense, different proof of concepts for products that it identified as having market potential, including a magnetic gold sensor, an oil condition sensor and an oil and gas exploration platform. Provisional patents were filed based on these initiatives.

It began to pursue potential revenue generating opportunities in 2010 when a marketing research company contacted the Company on behalf of their client, a world leader in oil production and exploration. In 2011 we developed an ongoing dialogue with Nine Sigma who has since provided Micromem with access to many Fortune 1000 Companies who were seeking technology solutions where our sensor applications appeared compatible.

Our sensor platform solutions address three primary areas of creating value for our clients:

  Using a MEMS and/or Nano scale pallet, we are able to combine disparate sensor modalities into a common, integrated solution that brings the exact tools into play in solving the target issue. Competitive solutions tend to force fit less than optimum sensor combinations in an effort to sell standard offerings.

  Although our solutions are custom designed for each client, our processes leading to the solution are automated and the end result is a cost effective solution with a high return on investment for our clients.

  Our Open innovation approach to solving client problems allows us to bring together already proven sensor technologies in different market spaces allowing us to apply them in new applications in new markets. This significantly reduces the time to revenue generation by both MAST and our client and it reduces the risk of project failure.

MAST has identified and is now working with a number of large corporations in the automotive, oil and gas and industrial manufacturing sectors who have been funding specific development projects that the Company is completing. We expect to leverage our proprietary technologies and the expertise that we have developed over the past 5 years to generate commercial revenues and licensing agreements with our customers in key market segments and, additionally, to pursue a direct sales strategy in other segments using established distributors.

To finance its initiatives, the Company has successfully raised approximately $19 million of financing since 2008, primarily through private placements.

Micromem is up to date and fully compliant with all of its regulatory requirements. It is now evaluating the opportunity to upgrade its listing applications in either or both of its Canadian and its U.S. reporting jurisdictions and has held preliminary meetings in this regard with the regulators.

2. RECAP OF QUARTER ENDING JULY 31, 2013.

The Company’s primary accomplishments in the quarter ending July 31, 2013 include:

a.

GSI Westwind: The product is a sensor application to monitor for consistent performance and rotations in very high speed motors. Our first production articles have been tested and approved by our client. Limited field tests in a live environment are planned during the balance of 2013. We are confident that these trials will be successful and we expect larger commercial scale orders to follow thereafter.

b.

We continue to work with the international energy company that we originally announced in 2011. The beta version of the measuring technology that we have developed has been shipped to and accepted by our client. Our plan is to now complete field trials and begin deployment of the product onto field well sites. We are confident that these trials will be successful and we anticipate potentially large commercial orders to follow thereafter.

c.

We have completed the development of our prototype oil pan sensor. The prototype has been rigorously tested and has now been accepted by our automotive company client. We are beginning negotiations with a Tier 1 manufacturer to cost out a commercial version of the prototype. We anticipate that once these negotiations are completed substantial production orders will follow and that the Company will earn significant per unit royalties over a minimum of the next five years.

d.

We executed (subsequent to July 31st ) a development contract with an international energy company whereby we would incorporate fluorescent nanoparticles as the agents in our proprietary magnetic tracer device. This application is for diagnostic use and monitoring in that company’s oil fields. The contract is staged over a period of 12-14 months, based on achieving successive milestones. The total billings stipulated in the contract are approximately $25 million.

We are also currently evaluating technology applications for gas fracking and for measuring the safety and integrity of gas pipelines and infrastructure with this company.

The market analysis that the Company has completed for these initial vertical market applications is that, collectively, once these units are in commercial production, the Company’s revenue opportunities could be in the hundreds of millions of dollars.

e.

Beyond these initial opportunities, our proposal pipeline is robust and continues to grow. We have outstanding proposals in other industry verticals including electrical transmission lines, medical diagnostics and food processing. We recently initiated discussions with and are proposing a technology solution for a large utility in the business of power generation/transformers.

f.

During the quarter ended July 31, 2013 we raised an additional $450,000 of financing through private placements; the year to date financing raised as of July 31, 2013 is approximately $2.2 million. The Company estimates that if the currently outstanding common share purchase warrants and common stock options were fully subscribed, it would realize up to an additional $9 million of financing.

3. RESULTS OF OPERATIONS AND FINANCIAL POSITION (ALTERNATIVE PRESENTATION)

Presented below is certain highlighted financial information from the financial statements including net loss adjusted for non cash expenses reported in the statement of operations, working capital adjusted for the non cash derivative warrant liability reported in the statement of financial position and an analysis of the post 2007 deficit as reported in the financial statements with a comparison to the amount of financing raised during that timeframe.

This information as presented should not be construed as a substitute for the financial statements which are presented in accordance with IFRS.

	1.Adjusted net loss

	Three months ended		Nine months ended
	July 31		July 31
	2013	2012	2013	2012

Net loss as reported	(261,031)	(507,079)	(694,121)	(3,381,239)

Adjusted for:
(gain)/ loss on revaluations	(224,106)	(75,736)	(1,110,952)	1,349,945
Foreign exchange	3,235	1,805	3,653	(2,970)
Amortization	5,970	5,941	17,719	17,823
Accretion expense	-	687	19,381	3,177
Stock based compensation	-	-	168,386	430,856

Adjusted net loss	(475,932)	(574,382)	(1,595,934)	(1,582,408)

Adjusted net loss: Under IFRS, the outstanding Canadian denominated warrants are reported as a derivative warrant liability in the statement of financial position. At the end of each reporting period this liability is revalued based on an application of the Black Scholes pricing model. This quarter end revaluation gives rise to a revaluation gain or loss which is reported in the statement of operations. In this presentation, these revaluations are eliminated. Additionally, the cost related to the issuance of stock options (during each quarter where stock options have been awarded) is calculated in accordance with the Black Scholes option pricing model and this is not a cash cost of compensation expense. Finally, in this presentation, other non cash expenses reported in the statement of operations are eliminated. The adjusted net loss as reported presents the net cash loss on operations in the period reported. This illustrates that the net cash loss per month at the current level of operating activity has averaged approximately $180,000 per month over the past two fiscal years, or an actual average cash utilized of approximately $2 million per annum.

	2.Adjusted working capital

	July 31	April 30	January 31	October 31
	2013	2013	2013	2012

Cash	84,817	220,532	242,404	245,029
Deposits and other receivables	162,184	126,950	131,279	46,062
	247,001	347,482	373,683	291,091

Bridge loans	285,000	285,000	410,000	410,000
Adjusted accounts payable and accruals	357,027	290,625	462,615	399,830
	642,027	575,625	872,615	809,830
Adjusted working capital	(395,026)	(228,143)	(498,932)	(518,739)

Working capital as reported in financial statements	(1,018,591)	(977,307)	(1,665,021)	(1,793,217)

Adjusted working capital: has been calculated by eliminating the derivative warrant liability on outstanding Canadian denominated warrants as reported at the end of each reporting period; these are not liabilities that require repayment in cash. These outstanding warrants will either be exercised or not prior to their expiration date. In Table 4 to this MD&A it is illustrated that if the total number of warrants outstanding at July 31, 2013 are in fact exercised, the Company would issue an additional 23,793,146 common shares and realize proceeds of approximately $6.5 million.

In this presentation, the outstanding bridge loans are reported at the cash cost of redeeming these loans; the embedded derivative calculation and the accrued accretion expense both of which are non cash entries, have been eliminated.

Finally, in this presentation, certain accruals of approximately $130,000 relating to expenses which the Company has provided for but does not expect that these will create any current liability at each quarter end have been eliminated in this presentation. These would more likely be longer term liabilities.

The adjusted net working capital positions as presented illustrates that the Company's net working capital deficiency has been reduced over time as the Company has successfully raised additional cash and it has paid down its outstanding obligations. The conventional working capital calculations drawn from the financial statements as presented include a significant amount of non cash liabilities (the derivative warrant liabilities) which do not require cash repayment.

3.Comparison of deficit reported and financing raised
	July 31,2013	October 31,2012
Deficit as reported	(83,395,206)	(82,268,003)
Deficit as reported at October 31, 2007	(61,389,588)	(61,384,588)
Deficit reported since November, 1 2007	(22,005,618)	(20,878,415)
Adjust for post 2007 cumulative non cash charges:
Stock compensation expense	4,615,760	4,447,374
Derivative warrant liability at end of reporting period	488,551	1,061,544
Accretion expense	219,549	200,168
Cash deficit since October 31, 2007	(16,681,758)	(15,169,329)
Deferred development costs at period end	(994,270)	(718,163)
Working capital & other	(1,323,210)	(1,083,161)
	(18,999,238)	(16,970,653)
Financing raised since October 31, 2007	18,992,238	16,970,653

Commentary:

This schedule illustrates that since November 1, 2008 (when the Company shifted its focus to the development of its sensor technology and away from the continued development of its memory technology, which it had pursued since 1998) the Company has incurred approximately $19 million of cash costs in developing the sensor technology, maintaining the public company in good standing and supporting working capital requirements. This figure reconciles to the deficit as reported in the Company’s periodic financial statements as filed adjusting for cumulative non-cash charges reported in its financial statements. These non-cash charges include the cost of stock compensation measured in accordance with the Black Scholes option pricing model, accretion expense relating to the convertible portion of the bridge loan facilities arranged by the Company and the net period end balance of the derivative warrant liability relating to Canadian denominated common share purchase warrants outstanding and calculated in accordance with IFRS.

This schedule also illustrates that the Company has, since November 1, 2008, raised approximately $19 million of financing, principally through private placements. This financing has allowed the Company to meet its financial obligations over the past 6 years while pursuing its development initiatives. Since 2008, the Company has incurred total net expenditures for research and product development of approximately $5.2 million of which $994,270 is reported as deferred development costs on the balance sheet as of July 31, 2013; the balance of these expenditures are included in the cash deficit balance of ($16,681,758) as report in this schedule.

4. GOING CONCERN

The consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are uncertainties related to events that cast doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the quarter ended July 31, 2013, the Company reported a loss from operations of $485,137 (2012- loss from operations of $582,815). As of that date, the Company has an accumulated deficit of $83,395,206 (2012: $83,045,675), a working capital deficiency (for this purpose defined as current assets less current liabilities excluding the reported derivative warrant liability) of $530,040 (2012: $853,019).

It will be necessary for the Company to raise additional funds for the continued development, testing and commercial exploitation of its technologies. To date, the Company has raised financing through successive unit private placements, through the exercise of common share stock options and through the exercise of common share purchase warrants. It has also secured periodic bridge loans.

If the “going concern” assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. In such a case, the adjustments could be material.

5. SELECT FINANCIAL INFORMATION AND DISCLOSURES

(a) Financial Position as at July 31, 2013:

The following table sets out select unaudited financial information as at July 31, 2013 and 2012 prepared under IFRS reporting standards.

	Quarter ended July 31, 2013 (unaudited)	Quarter ended July 31, 2012 (unaudited)
Interest and other income	-	-
Total expenses	485,137	582,815
Stock compensation expense	-	-
Loss from operations	485,137	582,815
(Gain) loss on revaluation of embedded derivatives	-	-
(Gain) loss on revaluation of derivative warrant liability	(224,106)	(75,736)
Income taxes	-	-
Net comprehensive loss	261,031	507,079
Loss per share and diluted loss per share	-	-
Weighted average number of shares outstanding	149,217,974	125,684,658
Total assets	1,498,756	850,064

At July 31, 2013 the Company has:

a)	10,395,000 stock options outstanding which expire, if unexercised, between 2012- 2018. The average exercise price of these options is $0.24 per option.

b)	23,793,146 common share purchase warrants which expire between 2013 -2014 if unexercised. The average exercise price of these warrants is $0.27.

Refer also to Tables 1 and 2 which are appended to this MD&A. Table 1 sets forth selected information from the consolidated statements of operations and deficit for the fiscal years ending October 31, 2010-2012 and for the related quarterly information through July 31, 2013. Table 2 sets forth selected information from the consolidated balance sheets for the fiscal years ending October 31, 2010-2012 and the related quarterly information through July 31, 2013.

(b) Discussion of Operating Results:

The following table summarizes the Company’s operating results for the three months ended July 31, 2013 and 2012:

	Quarter ended July 31,
	2013 ($000)	2012 ($000)
Administration	74	181
Professional fees and salaries	334	353
Stock-based compensation	-	-
Research and development	19	1
Travel and entertainment	49	40
Foreign exchange loss (gain)	3	2
Amortization of property and equipment	1	1
Amortization of intangible assets and patents	5	5
Total expenses	485	583
(Gain) loss on revaluation of embedded derivatives
(Gain) loss on revaluation of derivative warrant liability	(224)	(76)
Income taxes	-	-
Net comprehensive loss	261	507
Loss per share	-	-

Administration expenses: Comparative quarterly expense has declined by $107,000 in 2013. The Company reported $45,000 less interest expense on bridge loans outstanding at July 31, 2013 of $290,014 versus loans outstanding at July 31, 2012 of $518,563. Additionally, rental expense for office premises declined from $108,000 in 2012 to $67,000 in 2013 as a result of the move to less expensive premises in mid 2012. Finally, the Company reported listing fees of approximately $37,000 in 2012 with respect to costs incurred relating to upgrading its exchange listings; these costs were not incurred in 2013.

Promissory note: The promissory note from Unotron has been fully reserved. In the nine month ended July 31, 2013, the Company booked and reserved $14,626 of interest charged on the outstanding balance due. At July 31, 2013, the outstanding balance which is fully reserved and which remains due from Unotron is $116,479.

Warrant liability: The Company, under IFRS, has calculated and reports a warrant liability gain of $224,106 relating to the revaluation of the common share purchase warrants issued in Canadian dollars outstanding at quarter-end, (2012: $75.736) . This is further discussed in Section 7 below.

Deferred development costs: The Company capitalized $57,235 of net deferred development costs in the quarter ended July 31, 2013 relating to various different projects (2012-$36,365).

Patents: The Company capitalized $85,205 of net costs associated with patents in the quarter ended July 31, 2013 (2012 – $18,004).

Management has satisfied itself that the projects to which deferred development costs are reported meet the criteria for deferral and management expects that it will realize future revenues against each of these projects sufficient to recover the carrying values reported.

A summary of the continuity of the projects under development and the costs incurred by project for the nine months ended July 31, 2012 and 2013 are as presented below.

		Net Additions/
Projects	10/31/2011	(reductions)	7/31/2012

1	$15,001	867	$15,868
2	473,238	31,258	504,496
3	17,160	23,882	41,042
4	-	13,044	13,044
Other projects	141,207	(141,200)	7
	$646,606	$(72,149)	$574,457

		Net Additions/
Projects	10/31/2012	(reductions)	7/31/2013

1	$69,903	(69,902)	$1
2	546,697	87,812	634,509
3	55,215	21,994	77,209
4	23,410	154,792	178,202
5	22,930	56,624	79,554
6	-	24,788	24,788
Other projects	7	-	7
	$718,162	$276,108	$994,270

General and administrative expense compare as:

	2013	2012
General and administrative/other	9	26
Rent and occupancy cost	22	16
Interest expense	18	34
Accretion expense	-	1
Office insurance	15	16
Telephone	3	4
Investor relations, listing and filling fees	7	84
	74	181

Professional, other fees and salaries related expenses compare as:

	2013	2012
Professional fees	57	49
Consulting fees	196	196
Salaries and benefits	81	108
	334	353

Professional and other fees and salaries totaled $333,430 in 2013 (2012: $352,894). The Company reports the following costs in this cost category: audit related fees of $28,885 (2012: $41,750), legal expenses of $28,063 (2012: $7,585), management fees of $110,726 paid to the Chairman, the CEO and the CFO (2012: $112,970), staff salaries and benefits of $81,360 (2012: $107,731), and consulting fees of $84,395 (2012: $81,888). The increase in consulting fees has several components: the Company paid fees of $21,182 to 3rd party advisors who assisted the Company in investor relations in 2013 (2012: 24,068); it paid the President of MAST a total of $57,436 in 2013 (in 2012, $57,820); assistance in conversion to IFRS reporting of $3,369 in 2013 (2012: 9,824);

Travel related expenses compare as follows ($000)

	2013	2012
Travel:

Airfare	14	19
Hotel	9	7
Meals	16	9
Transportation	8	5
Entertainment	2	-

	49	40

Travel and entertainment costs increased to $49,397 in 2013 from $39,954 in 2012. The Company incurred higher travel related costs associated with increased activity in its various projects.

C) Unaudited Quarterly Financial Information - Summary

Three months ended (unaudited)	Interest and other income $	Expenses $	Loss in period $	Loss per share $
October 31, 2011	-	1,274,785	(1,854,751)	(0.02)
January 31, 2012	-	436,403	(24,327)	-
April 30, 2012	-	1,012,078	(2,849,835)	(0.02)
July 31, 2012	-	582,815	(507,079)	-
October 31, 2012	-	928,292	1,606,176	0.01
January 31, 2013		728,564	(416,078)	-
April 30, 2013		591,372	(17,012)	-
July 31, 2013	-	485,137	(261,031)	-

Refer also to Tables 1 and 2 for summarized quarterly information.

6. LIQUIDITY AND CAPITAL RESOURCES

Liquidity:

Table 3 provides a summary of the financing that was raised during the 2010, 2011 and 2012 fiscal years and for the current year through July 31, 2013.

We currently have no cash flow from operations and will have none until we are in a position to either license or directly produce and sell products utilizing our technologies. As at July 31, 2013, our working capital deficiency (excluding derivative warrant liability) was $530,040 (2012: $853,019).

We currently have no lines of credit in place. We must obtain financing from new investors or from investors who currently hold outstanding options and warrants in order to meet our cash flow needs until we generate revenues.

We have granted to our directors, officers and other employee’s options to purchase shares at prices that are at or above market price on the date of grant. A summary of the outstanding options and warrants is provided in Table 4.

Capital Resources:

We have no commitments for capital expenditures as of July 31, 2013.

7. RISKS AND UNCERTAINTIES OVERVIEW

We have reported on risks and uncertainties in our annual filings and in our periodic quarterly MD&A documentation. An update on management’s assessment of risks and uncertainties as of July 31, 2013 is presented as below:

Stage of Development of Technology:

Our sensor platform is operational and all functional parameters are clearly defined and understood. We have leveraged this knowledge and expertise in our dealings with our current customers – in 3 of 4 cases we have delivered prototypes that our customers have approved; in the 4th case, the prototype is currently being evaluated.

The technology risk that continues is that, as we pursue our commercialization efforts with existing and prospective customers, we may encounter technology challenges which are not readily solved and which could delay our product development initiatives.

Customers Willingness to Purchase:

In our current projects, our customers are funding the ongoing development expenditures. We are negotiating opportunities with them to finalize long term purchase or licensing agreements.

The Company’s ongoing risk in this area is that a customer may ultimately decide that it does not want to pursue a full scale product launch/introduction based on our technology platform.

Patent Portfolio:

The Company has spent a considerable amount of time and effort and incurred significant costs with respect to the maintenance and development of our intellectual property portfolio.

However, given the nature of IP development, the Company is subject to continuing risks that our patents could be successfully challenged or that our patent pending applications may not ultimately be granted full patent status. While we continue to make specific efforts to broaden our IP claims, this is an ongoing process and requires continued effort and vigilance.

Financing:

The Company has raised approximately $19 million of financing between November 2008 - July 2013 in a very difficult financing environment, particularly for early stage technology companies. On a year to date basis, in the 2013 fiscal year, it has raised in excess of $2 million, principally through successive private placements. In addition, the Company reports outstanding common share purchase warrants and stock options, which if fully exercised, would result in up to an additional $9 million of financing proceeds. The Company’s main development initiatives are now being funded by the related customer in each case. Currently the “burn” rate is approximately $2 million per year, an amount which should drop in future as development activity is funded by its customers.

Against this profile, the ongoing risk to the Company is that it must continue secure financing in order to support its various marketing, intellectual property, salaries and other public company related overheads.

Competitors:

The Company may be subject to competition from other larger entities who have greater financial resources and more in-house technical expertise. Nonetheless, the Company has demonstrated that it can secure customer projects in a competitive RFP process.

Management Structure:

The Company is dependent on the services of a small number of senior management team members. If one of these individuals were unavailable, the Company could encounter difficult transition processes. As the Company expands its project initiatives with existing and new customers, it will need to recruit additional technical and support staff.

Foreign Currency Exposure:

The Company expects to sell its products and license technologies in the United States, in Canada and abroad. The Company has not hedged its foreign currency exposure, which has not been significant to date. In future, foreign currency fluctuations could present a risk to the business.

8. CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are set forth in Note 4 to our consolidated financial statements as of October 31, 2012 and should be read in conjunction with management’s discussion of the Company’s critical accounting policies and estimates as set forth below.

IFRS:

IFRS reporting has been adopted effective November 1, 2010.

The accounting policies have been applied in preparing the consolidated financial statements for the quarter ended July 31, 2013 and the comparative information presented as at and for the quarter ended July 31, 2012.

Compound Financial Instruments:

Compound financial instruments issued by the Company comprise convertible notes that can be converted to share capital at the option of the holder and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option.

The equity component, if the conversion feature of the convertible note is in US dollars, is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The equity component of a compound financial instrument is not premeasured subsequent to initial recognition.

Hybrid Financial Instruments:

Financial instruments with embedded derivative liabilities are accounted for as hybrid financial instruments. The Company has hybrid financial instruments when the embedded derivative conversion option right of the convertible notes gives the right to the holder to convert into a common share in Canadian dollars (“CDN”).

An embedded derivative is a feature within a contract, such that the cash flows associated with that feature behave in a similar fashion to a stand-alone derivative. An embedded derivative is separated from its host contract and accounted for as a derivative only when three criteria are satisfied:

  When the economic risks and characteristics of the embedded derivatives are not closely related to those of the host contract;

  A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

  The entire instrument is not measured at fair value with changes in fair value recognized in the income statement.

Subsequent to initial recognition, the embedded derivative component is re-measured each reporting period using the Black Scholes option-pricing model with the change in fair value recognized in statement of loss and comprehensive loss.

Derivative Liabilities:

The Company’s derivative financial instruments consist of derivative liabilities in relation to its share purchase warrants and the conversion feature on its bridge loans.

i)	Derivative Warrant Liability:

The Company issues share purchase warrants in conjunction with private placements for the purchase of common shares of the Company. A number of these share purchase warrants were issued with an exercise price in CDN, rather than USD (the reporting and functional currency of the Company). Such share purchase warrants are considered to be derivative instruments and the Company is required to re-measure the fair value of these at each reporting date. The fair value of these CDN share purchase warrants are re-measured at each financial position date using the Black Scholes option-pricing model using the exchange rates at the financial position date and measured over their remaining life. Adjustments to the fair value of the derivative warrant liability as at the financial position date are recorded in the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability. Share purchase warrants that have expired or have been forfeited are adjusted to the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability.

Consideration received upon the exercise of warrants is credited to share capital and the related amount is transferred from contributed surplus (USD warrants) or derivative warrant liability to share capital (CDN warrants).

ii)	Conversion Feature of Bridge Loans

The conversion feature on the bridge loans allows the holder of the option to convert the outstanding principal and interest from time to time to common equity. The Company, using the Black Scholes option-pricing model, accounts for bridge loans as follows:

(i)	At date of origination the bifurcation of the total balance of the loan as debt and equity is calculated. If the conversion feature of the bridge loan is in CDN there is no equity component, resulting in an embedded derivative. Accretion expense is recorded over the term of the loan.

(ii)	The total loan proceeds are allocated between the bridge loans and the related embedded derivative based on their relative fair value. The embedded derivative conversion feature is included under the bridge loans in the statement of financial position.

(iii)	The conversion feature is revalued at the end of the reporting period and any adjustment is reflected in the statement of loss and comprehensive loss if the conversion feature is in CDN.

Stock-Based Compensation:

The Company applies the fair value based method of accounting for all stock based payments to employees and non-employees and all direct awards of stock. For non-employees, stock based payments are measured at the fair value of the services received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable. Stock based compensation is charged to operations over the vesting period and the offset is credited to contribute surplus.

Consideration received upon the exercise of stock options is credited to share capital and the related amount is transferred from contributed surplus.

The fair value of stock options and warrants is determined by the Black Scholes option-pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the option or warrant issued. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number as options that vest. In the event that vested stock options expire, previously recognized stock based compensation is not reversed. In the event that stock options are forfeited, previously recognized stock based compensation associated with the unvested portion of the stock options forfeited is reversed. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

9. FINANCIAL INSTRUMENTS

It is management's opinion that the Company is not exposed to significant interest rate and credit risks arising from financial instruments and that the fair value of financial instruments approximates the carrying value.

Fair values: The Company's financial instruments include: cash and cash equivalents, other receivables and accounts payable and accrued liabilities, the fair values of which approximate their carrying values due to their short-term maturity.

Credit risk: Financial instruments, which subject the Company to potential credit risk, consist of other receivables. The Company does not require collateral or other security for accounts receivable. The Company estimates its provision for uncollectible amounts based on an analysis of the specific amount and the debtor's payment history and prospects.

Foreign exchange: The Company completes transactions denominated in Canadian and in United States dollars and, as such, is exposed to fluctuations in foreign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases:

The Company entered into a new five year lease in June, 2012 at a base monthly cost of approximately $3,800.

Legal Matters and Contingencies:

There are currently no outstanding legal matters to which the Company is a party. We have agreed to indemnify our directors and officers and certain of our employees in accordance with our by-laws. We maintain insurance policies that may provide coverage against certain claims.

Royalties:

The Company has obligations under the terms of the License Agreement signed with University of Toronto in June 2005. To date the Company reports nil revenues and no liability under the license agreement.

11. DISCLOSURE CONTROLS / INTERNAL CONTROLS

The Company was not classified as accelerated filer in 2011 or in 2012 and did not complete an external audit on its internal controls in those years. It filed its last audit report on internal controls in 2010.

Management and the Board of Directors, primarily through the Audit Committee, have instituted review procedures on all of our periodic filings. We have established a disclosure committee consisting of independent directors. A charter for the disclosure committee and a policy has been developed and has been ratified by our Board of Directors. We engage legal counsel, as required, to provide guidance and commentary on our press releases.

Management has concluded that our disclosure controls and procedures meet required standards. These disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports are recorded, processed, summarized and reported accurately. In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

12. OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

13. TRANSACTIONS WITH RELATED PARTIES

The Company reports the following related party transactions:

(a) Chairman:

The total compensation paid to the Chairman during the quarter ended July 31 is as follows:

		Stock Based
		Compensation
	Cash Compensation	Expense
	$	$
2013	36,106	-
2012	36,838	-

(b) Management and consulting fees:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the quarter ending July 31 is as follows:

		Stock Based
		Compensation
	Cash Compensation	Expense
	$	$
2013	132,056	-
2012	133,964	-

14. SHARE CAPITAL

At July 31, 2013 the Company reports 151,150,225 common shares outstanding (2012: 127,944,710). Additionally, the Company has 10,395,000 stock options outstanding with a weighted average exercise price of $.24 per share (2012: 10,105,000 options outstanding with a weighted average exercise price of $0.25 per share) and a total of 23,793,146 outstanding warrants to acquire common shares with a weighted average exercise price of $.27 per share (2012: 26,589,041 outstanding warrants with a weighted average exercise price of $.23 per share).

15. MANAGEMENT AND BOARD OF DIRECTORS

At our Annual Meeting of Shareholders held on Friday, November 16th, 2012, Salvatore Fuda, Andrew Brandt, Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno, Larry Blue and Alex Dey were reelected to serve on our Board of Directors. Messrs. Salvatore Fuda, Joseph Fuda, Dan Amadori and Steven Van Fleet continue to serve as officers of the Company.

Our management team and directors, along with their 2013 remuneration in the nine months ended is presented as below (Note 16(e)):

Individual	Position	2013 remuneration
		Cash	Options	Total
Salvatore Fuda	Chairman, Director	110,610	11,586	122,195
Joseph Fuda	President, Director	124,683		124,683
Steven Van Fleet	President, MAST Inc., Director	173,076	11,586	184,662
David Sharpless	Director	-	11,586	11,586
Andrew Brandt	Director	-	11,586	11,586
Oliver Nepomuceno	Director	-	11,586	11,586
Larry Blue	Director	-	11,586	11,586
Alex dey	Director	-	11,586	11,586
Dan Amadori	CFO	110,611	11,586	122,196

16. SUBSEQUENT EVENTS

The Company reports the following subsequent events

a)

It issued 1,792,935 common shares via unit private placements and received proceeds of $289,869 CDN (approximately $280,000 US). Each unit consisted of one common share at a price of $0.16 per share and one common share purchase warrant at a price of $0.21 per warrant. The common share purchase warrants issued expire in 12 months from the date of issuance.

b)

The Company reported on August 12th that it received a $4 million contract from a US based oil company to develop a proof of concept prototype. The contract specifies multiple phases and development milestones over the next 8- 12 months. Subsequently the Company reported that the full value of the contract, with successful completion of all milestones, could approximate $25 million.

c)

The Company announced on August 19th on the progress of a potential licensing agreement with a US based automotive company. The Company has completed a proof of concept prototype and is now pursuing discussions with industrial manufacturing companies for potential large scale production quantities.

d)

The Company extended the expiry date for a period of 12 months with respect to a total of 728572 common share purchase warrants originally issued in 2012 and repriced these warrants from the original price of $0.17 per warrant to $0.21 per warrant.

e)	The Company issued a total of 780,000 common stock options to officers, directors and employees. The stock options have a 5 year term through August 2018 at a strike price of $0.27 CDN per share.

************************************************

Table 1

Micromem Technologies Inc Management Discussion and Analysis Annual and Quarterly financial information July 31, 2013 ($US)

Fiscal year ending	Interest and		Loss per share (basic
October 31	other income	Net Loss	and fully diluted)
2012	-	(1,775,065)	(0.01)
2011	963	(2,092,546)	(0.02)
2010	22,886	(4,577,400)	(0.05)

Quarter ending
July 31, 2013	-	(261,031)	(0.00)
April 30, 2013	-	(17,012)	(0.00)
January 31, 2013	-	(416,078)	(0.00)
October 31, 2012		1,606,176	0.01
July 31, 2012		(507,079)	(0.00)
April 30, 2012	-	(2,849,835)	(0.02)
January 31, 2012	-	(24,327)	(0.00)
October 31, 2011	-	(1,854,751)	(0.02)

Table 2

Micromem Technologies Inc Management Discussion and Analysis Selected Balance Sheet Information July 31,2013 ($US)

	Working	Capital
Fiscal year ending	capital	asssets at	Other		Shareholders
October 31	(deficiency)	NBV	Assets	Total Assets	equity (deficit)
October 31, 2012	(731,673)	5,787	883,400	1,180,278	(904,030)
2011	(1,060,487)	10,201	819,749	906,346	(1,409,228)
2010	(1,459,460)	16,686	423,548	568,336	(1,087,433)

Quarter ending
July 31, 2013	(530,040)	11,438	1,240,317	1,498,756	233,164
April 30, 2013	(363,157)	14,248	1,102,715	1,464,445	139,656
January 31, 2013	(683,227)	5,014	1,040,224	1,418,921	(619,783)
October 31, 2012	(731,673)	5,787	883,400	1,180,278	(904,030)
July 31, 2012	(853,019)	6,892	705,677	850,064	(2,283,253)
April 30, 2012	(1,086,547)	7,995	692,155	828,130	(3,126,710)
January 31, 2012	(1,362,635)	9,098	916,429	1,016,467	(1,345,129)
October 31, 2011	(1,060,487)	10,201	819,749	906,346	(1,409,228)

Table 3

Micromem Technologies Inc Management Discussion and Analysis Summary of financing raised by Company July 31,2013

Date of financing	2010			2011

	Shares	Price / share	$	Shares	Price / share	$

Private placements
January 2010	2,204,276	0.476	1,049,062
April 2010	289,899	0.448	130,000
July 2010	1,730,026	0.321	556,078
October 2010	1,717,307	0.196	335,910

January 31, 2011				2,525,000	0.199	503,140
April 30, 2011				250,000	0.120	30,000
July 31, 2011				8,355,045	0.112	932,554
October 31, 2011				9,695,162	0.104	1,012,987

	5,941,508		2,071,050	20,825,207		2,478,681

	2012			2013

	Shares	Price / share	$	Shares	Price / share	$

Private placements
January 31, 2012	2,005,022	0.107	214,478
April 30, 2012	2,178,592	0.213	464,495
July 31, 2012	708,333	0.210	148,510
October 31, 2012	1,452,952	0.147	213,416

Exercise of warrants
January 31, 2012	-		-
April 30, 2012	1,270,000	0.141	179,270
July 31, 2012	4,513,045	0.127	573,927
October 31, 2012	6,292,813	0.119	746,516

Conversion of bridge loan
July 31, 2012	1,120,000	0.098	109,825
October 31, 2012	740,080	0.158	117,075

Private placements
January 31, 2013				1,967,117	0.161	316,373
April 30, 2013				5,358,704	0.159	852,809
July 31, 2013				2,126,603	0.158	336,504

Exercise of warrants
January 31, 2013				3,393,912	0.126	428,650
April 30, 2013				753,334	0.176	132,220
July 31, 2013				1,120,000	0.115	129,064
	20,280,837		2,767,512	14,719,670		2,195,620

Table 4

Micromem Technologies Inc Management Discussion and Analysis July 31, 2013

Outstanding	Strike	Expiry date

1,090,000	0.30	January 22, 2018
125,000	0.35	April 5, 2016
7,275,000	0.20	October 31, 2016
1,905,000	0.35	April 10, 2017
10,395,000	0.24

Total proceeds if all options exercised:		$2,492,500

Outstanding

83,333	0.3000	April 18, 2014
208,333	0.3000	May 11, 2014
500,000	0.2500	July 13, 2014
186,667	0.1500	August 6, 2013
553,413	0.2000	August 8, 2014
200,000	0.3000	August 30, 2014
728,572	0.1700	September 12, 2013
1,666,667	0.2050	September 16, 2014
1,325,000	0.2400	October 15, 2013
724,380	0.1800	October 29, 2013
500,000	0.2200	November 5, 2013
123,276	0.7500	November 11, 2013
429,686	0.8000	November 14, 2013
765,188	0.4100	November 25, 2013
400,000	0.2200	November 30, 2013
600,000	0.7600	December 14, 2013
339,838	0.4500	December 15, 2013
815,000	0.5900	December 16, 2013
20,000	0.2000	December 17, 2013
300,000	0.2200	December 20, 2013
250,000	0.2000	January 4, 2014
750,000	0.2200	January 11, 2014
312,500	0.4000	January 12, 2014
25,000	0.5500	January 15, 2014
300,000	0.5500	January 16, 2014
312,500	0.4000	January 22, 2014
1,967,117	0.2150	January 24, 2014
325,000	0.2200	January 31, 2014
111,111	0.5600	February 1, 2014
88,236	0.2000	February 8, 2014
142,858	0.4400	February 10, 2014
133,333	0.5600	February 12, 2014
770,832	0.3000	February 27, 2014
291,666	0.3000	March 13, 2014
58,333	0.3000	March 23, 2014
799,904	0.2150	February 1, 2014
312,500	0.2000	February 15, 2014
722,500	0.2100	March 19, 2014
1,968,750	0.2000	March 19, 2014
617,550	0.2100	April 10, 2014
750,000	0.2100	April 30, 2014
187,500	0.2000	April 30, 2014
303,346	0.2150	June 3, 2014
250,000	0.2150	June 6, 2014
156,250	0.2000	June 6, 2014
498,257	0.2150	June 20, 2014
918,750	0.2000	June 20, 2014
23,793,146	10.28

Total proceeds if all warrants exercised:		$6,670,362